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13030478

SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRI C. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 1, 2019

Notary Public

Signature

Director, Accounting
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarendon Insurance Agency, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and consist solely of activities performed for affiliated companies. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2013

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2012

ASSETS	
Cash	$ 1,453,507
TOTAL ASSETS	$ 1,453,507
STOCKHOLDER'S EQUITY	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value-150,000 shares authorized, 600 shares issued and outstanding	600
Additional paid-in capital	1,744,400
Accumulated deficit	(291,493)
Total stockholder's equity	1,453,507
TOTAL STOCKHOLDER'S EQUITY	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

INCOME:	
Distribution fee income	$ 13,384,049
EXPENSES:	
Distribution fee expense	13,384,049
Commissions and other compensation expenses	45,059
Compliance expense	122,483
Audit fees	36,492
Licensing and exam fees	17,934
Less: Expense reimbursement from Parent	(221,968)
Total expenses	13,384,049
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Changes in assets and liabilities:	
Receivable from affiliates	598,823
Payable to affiliates	(598,823)
Net cash provided by operating activities	-
NET CHANGE IN CASH	-
CASH - Beginning of year	1,453,507
CASH - End of year	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Clarendon Insurance Agency, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer and acts as a principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by Sun Life Assurance Company of Canada (U.S.) (the "Parent") and Sun Life Insurance and Annuity Company of New York ("SLNY"), an affiliate. The Parent is a direct wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. which in turn is wholly-owned by Sun Life Financial Inc ("SLF"), a reporting company under the Securities Exchange Act of 1934. As detailed below, until December 7, 2012 the Company had also acted as the principal underwriter and general distributor of certain underlying mutual funds managed by an affiliate of the Company that were available as sub-account investment options through the variable annuity and variable life policies issued by the Parent and SLNY.

SLF closed its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. Due to legal, business and contractual obligations of the Parent, the Company continued to act as principal underwriter and general distributor with respect to the in-force variable annuity and life business of its Parent and SLNY. Effective at the close of business on December 7, 2012, the Company's underwriting and general distribution agreement with Sun Capital Advisers Trust ("Sun Cap") was terminated and all investments in Sun Capital funds were transferred into the family of funds managed by Massachusetts Financial Services Company ("MFS"), an affiliate. As a result, the Company no longer serves as the principal underwriter and general distributor of Sun Cap mutual funds that were available as sub-account investment options through the variable annuity and life products issued by the Parent or SLNY.

On December 17, 2012, SLF announced the execution of a definitive agreement to sell its domestic U.S. in-force annuities business and certain life insurance businesses to Delaware Life Holdings, LLC. As part of the transaction, Delaware Life Holdings, LLC will acquire all of the issued and outstanding shares of the Parent and the Company. The transaction is expected to close by the end of the second quarter of 2013, subject to regulatory approvals (including FINRA Rule 1017 approval for the indirect change of control of the Company) and customary closing conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses — Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by intercompany servicing agreements. Other expenses are allocated from the Parent and recognized when incurred.

3. RELATED-PARTY TRANSACTIONS

The Parent keeps related records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and SLNY. The Company has agreements among its Parent and insurance company affiliates and Sun life Financial Distributors, Inc. ("SLFD"), an affiliate, whereby SLFD wholesales the variable insurance products and receives distribution allowances directly from the insurance company affiliates. In addition, the Company performs certain distribution and underwriting services for the Parent's and affiliates' separate accounts. The Company earns a distribution fee from the affiliated separate accounts and incurs a corresponding distribution fee expense with affiliated companies.

The Company has an administrative services agreement with its Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with its Parent under which the Parent agreed to reimburse the Company for the cost of all services provided by the Company. For the year ended December 31, 2012, the expense reimbursement received from the Parent was $221,968, prior to the termination, which is shown in the Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

4. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to written agreements, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal and state tax payment. The Company had no tax liability at December 31, 2012.

The Internal Revenue Service ("IRS") is currently auditing the 2007, 2008 and 2009 tax years for the consolidated return and the 2003 through 2006 tax years for the consolidated return are still in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations.

4. INCOME TAXES (CONTINUED)

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other expense. A review of the Company's income tax filings was performed and no uncertain tax positions were identified. Therefore, the Company did not record a liability for UTBs at December 31, 2012.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2012 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

7. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

8. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2012 and through the Company's financial statement issuance date noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * *

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2012

		2012
CAPITAL:		
Stockholder's equity	$	1,453,507
DEDUCTIONS:		
Nonallowable assets		-
NET CAPITAL	$	1,453,507
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	-
MINIMUM DOLLAR NET CAPITAL REQUIREMENTS OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	5,000
EXCESS NET CAPITAL	$	1,448,507
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 -1

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2012 filed on January 25, 2013.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 27, 2013

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP